August 26, 2024

VIA EDGAR

Tracey Houser

Jeanne Baker

Conlon Danberg

Lauren Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baird Medical Investment Holdings Limited
Amendment No. 6 to Registration Statement on Form F-4
Filed August 12, 2024
File No. 333-274114

Dear Mr. Newberry:

This letter is in response to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) contained in your letter dated August 22, 2024 (the “Comment Letter”), regarding Amendment No. 6 to Registration Statement on Form F-4 (the “Registration Statement”), which was filed by Baird Medical Investment Holdings Limited (the “Company”) with the United States Securities and Exchange Commission (the “Commission”) on August 12, 2024.

The Company has filed today Amendment No. 7 to the Registration Statement (“Amendment No. 7”) together with this letter via EDGAR correspondence. For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which the Company has incorporated into this response letter in italicized type, and which is followed by the Company’s response. Unless otherwise indicated, all page references in the responses are to page numbers in Amendment No. 7. Capitalized terms used herein but not defined shall have the meanings ascribed to them in Amendment No. 7.

Material U.S. Federal Income Tax Considerations, page 236

1.	Comment: We continue to note your disclosure that “[t]he surrender by a U.S. holder of the shares of Common Stock in exchange for the PubCo Ordinary Shares pursuant to the Merger, when taken together with the Share Contribution and PIPE Investment, is expected to qualify as a non-recognition transaction pursuant to Section 351(a) of the Code.” Please revise to clearly state the material tax consequences of the Merger and make clear whether the parties expect the Merger to be tax-free to U.S. holders. Please also amend your disclosure to include the tax consequences of all of the transactions covered by this proxy/registration statement, including the Second Merger. See Item 4(a)(6) of Form F-4.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 32, 149, 237, 240 and 241 of Amendment No. 7 to clarify that the parties expect the First Merger to be tax-free to U.S. holders, and to clarify that the Second Merger and the other transactions contemplated by the Business Combination Agreement will not impact such tax treatment.

Exhibits

2.	Comment: We note your statement at the top of the first page of Exhibit 99.10 stating that certain information has been redacted because it is both not material and the type of information that the company treats as private or confidential. Please revise your Exhibit index to disclose that certain of such exhibit has been omitted pursuant to Item 601 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the Exhibit Index of Amendment No. 7 to disclose that certain of Exhibit 99.10 has been omitted pursuant to Item 601 of Regulation S-K.

General

3.	Comment: Your disclosures currently take into account a PIPE Investment. Please revise the disclosure to discuss the key terms of any PIPE Investment. To the extent that negotiation and marketing processes for a PIPE are ongoing, please disclose material details of those processes, including who selected the potential PIPE investors, the relationships the PIPE investors have to ExcelFin, the Sponsor, Baird Medical and their affiliates, and the placement agent and how the terms of the PIPE transaction were determined, as applicable.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 10, 45, 59 and 185 of Amendment No. 7 disclose that “as of the date of this proxy statement/prospectus, no PIPE Investors have committed to fund any PIPE Investment.” On page 224 of Amendment No. 7, all of the investment banks who have been engaged at any time by ExcelFin or Baird Medical in connection with the potential PIPE Investment are described in detail. As of the date hereof, the parties have received no firm offers for investments from any investors identified by those investment banks or any other potential investors, so there are no parties, deal terms or relationships to describe. There is no requirement for a minimum PIPE Investment as a closing condition to the Business Combination. If the parties subsequently obtain PIPE financing, prior to the Special Meeting for the approval of the Business Combination, stockholders will be notified of the terms of such investment through an amendment to the Registration Statement or as definitive additional proxy materials, as applicable, and/or, if such PIPE financing is obtained after the Special Meeting, on current reports on Form 8-K.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact me by phone at (215) 994 – 2621.

Sincerely,

/s/ Stephen M. Leitzell
Stephen M. Leitzell

cc:	Wu Haimei (Baird Medical Investment Holdings Limited)